1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

July 28, 2009

FILED AS EDGAR CORRESPONDENCE

Sheila Stout

Division of Investment Company Regulation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Addendum to SEI Institutional Investments Trust Post-Effective Amendment No. 41 to Registration Statement on Form N-1A (File Nos. 033-58041 and 811-07257)

Dear Ms. Stout:

On July 17, 2009, our client, SEI Institutional Investments Trust (the “Trust”), filed a Post-Effective Amendment to the Trust’s registration statement, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Act”).  That filing was made pursuant to Rule 485(a)(2) under the Act because it, among other reasons, introduced one new series of the Trust: the Strategic U.S. Large Cap Equity Fund (the “Fund”).

Subsequent to that filing, our client has made certain changes to the Fund’s investment strategy and investment risks portions of the Prospectus, which will be included in a filing scheduled for September 28, 2009 pursuant to Rule 485(b) under the Act.  Although these changes may not be material, we would like to bring them to your immediate attention so that you have the ability to provide us with comments on these changes in addition to any comments you may have on the Rule 485(a) filing.

We believe that a correspondence filed via Edgar is the most cost-effective and efficient means of disclosing these changes to you, while at the same time ensuring that the Securities and Exchange Commission (the “Commission”) has adequate time to provide comments on the Fund’s disclosure.  The alternative approach of filing an additional post-effective amendment pursuant to Rule 485(a) would impose significant time and financial burdens on our client.  Furthermore, because the Fund is not yet open, no shareholders will be affected by this addendum to the Rule 485(a) filing made with the Commission on July 17, 2009.

We appreciate your understanding of the situation.  For your convenience, I have attached the following: (1) A “clean” copy of the relevant portions of the Prospectus and Statement of Additional Information as Appendix A to this correspondence, which includes the changes made to the Fund’s disclosure; and (2) A “blacklined” copy of the relevant portions of the Prospectus and Statement of Additional Information as Appendix B to this correspondence, which shows the changes made to the Fund’s disclosure.

If you have any questions regarding this matter, please call me at 215.963.4969.

Sincerely,

/s/ John J. O’Brien
John J. O’Brien, Esq.

cc: Ms. Julie P. Vossler

Appendix A

[Prospectus]

STRATEGIC U.S. LARGE CAP EQUITY FUND

Fund Summary

Investment Goal:	Capital appreciation

Share Price Volatility:	Medium to high

Principal Investment Strategy:	Utilizing multiple sub-advisers, the Fund invests in common stocks and other equity securities

Investment Strategy

Under normal circumstances, the Strategic U.S. Large Cap Equity Fund will invest at least 80% of its net assets in equity securities of large U.S. companies. These securities may include common stocks, preferred stocks, warrants, ETFs based on a large cap equity index and derivative instruments whose value is based on an underlying equity security or basket of equity securities. The Fund will invest primarily in common stocks of U.S. companies with market capitalizations in the range of companies in the S&P 500 Index (between $XX.X billion and $XX.X billion as of August 31, 2009). The Fund may also engage in short sales and derivative strategies, each as described below.

The Fund seeks to exceed the total return of the S&P 500 Index, with a similar level of volatility, by investing primarily in a portfolio of common stocks included in the S&P 500 Index, as well as other equity investments and derivative instruments whose value is derived from the performance of the S&P 500 Index. The Fund uses a multi-manager approach, relying on Sub-Advisers with differing investment philosophies to manage portions of the Fund’s portfolio under the general supervision of SIMC.  The Fund may employ Sub-Advisers that use a variety of different methods to seek to outperform the Fund’s benchmark, including purchasing stocks with strong anticipated future earnings growth, selecting stocks that the Sub-Adviser believes are undervalued, capturing returns from natural market volatility and employing strategies that rotate among various market sectors. The Fund may also utilize one or more additional Sub-Advisers who manage the Fund in a complementary style with the objective to seek to add value over the S&P 500 Index while maintaining a level of volatility similar to the S&P 500 Index.

The Sub-Advisers may use derivative instruments or other techniques or instruments (e.g., simultaneously taking long and short positions on similar stock securities, long-only or short-only positions) to hedge the Fund against various risks and other factors that affect the portfolio’s volatility. The Sub-Advisers may also use these instruments and techniques for non-hedging purposes. The Sub-Advisers may engage in short sales in an amount up to 30% of the Fund’s value (measured at the time of investment). When a Sub-Adviser sells securities short they may use the proceeds from the sales to purchase long positions in additional equity securities.

What Are the Risks of Investing in the Fund?

Because it purchases equity securities, the Fund is subject to the risk that stock prices will fall over short or extended periods of time.  Historically, the equity markets have moved in cycles, and the value of the Fund’s securities may fluctuate drastically from day to day.  Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments.  The prices of securities issued by such companies may suffer a decline in response.  These factors contribute to price volatility, which is the principal risk of investing in the Fund.

Derivatives are instruments that derive their value from an underlying security, financial asset or an index.  Examples of derivative instruments include futures contracts, options, forward contracts and swaps.  The primary risk of derivative instruments is that changes in the market value of securities held by the Fund, and of the derivative instruments relating to those securities, may not be proportionate.  There may not be a liquid market for the Fund to sell a derivative instrument, which could result in difficulty in closing the position, and  certain derivative instruments can magnify the extent of losses incurred due to changes in the market value of the securities to which they relate.  In addition, some derivative instruments are subject to counterparty risk. If the counterparty defaults on its payment obligations to the Fund, the default will cause the value of your investment in the Fund to decrease.

ETFs are investment companies whose shares are bought and sold on a securities exchange. ETFs invest in a portfolio of securities designed to track a particular market segment or index. ETFs, like mutual funds, have expenses associated with their operation, including advisory fees. When the Fund invests in an ETF, in addition to directly bearing expenses associated with its own operations, it will bear a pro rata portion of the ETF’s expenses.  The risks of owning shares of an ETF generally reflect the risks of owning the underlying securities the ETF is designed to track, although lack of liquidity in an ETF could result in its value being more volatile than the underlying portfolio of securities.  In addition, because of the ETF’s expenses, it may be more costly to own an ETF than to directly own the securities underlying the ETF.

Short sales are transactions in which the Fund sells a security it does not own. To complete a short sale, the Fund must borrow the security to deliver to the buyer. The Fund is then obligated to replace the borrowed security by purchasing the security at the market price at the time of replacement. This price may be more or less than the price at which the security was sold by the Fund and the Fund will incur a loss if the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security. The Fund’s investment strategy of reinvesting proceeds received from selling securities short may effectively create leverage, which can amplify the effects of market volatility on the Fund’s share price and make the Fund’s returns more volatile. This is because leverage tends to exaggerate the effect of any increase or decrease in the value of the Fund’s portfolio securities. The use of leverage may also cause the Fund to liquidate portfolio positions when it would not be advantageous to do so in order to satisfy its obligations.

Due to its investment strategy, the Fund may buy and sell securities frequently.  This may result in higher transaction costs and additional capital gains tax liabilities.

The Fund is also subject to the risk that large capitalization securities may underperform other segments of the equity markets or the equity markets as a whole.

[Statement of Additional Information]

STRATEGIC U.S. LARGE CAP EQUITY FUND—The Strategic U.S. Large Cap Equity Fund seeks to provide capital appreciation.

Under normal circumstances, the Strategic U.S. Large Cap Equity Fund will invest at least 80% of its net assets in equity securities of large U.S. companies. These securities may include common stocks, preferred stocks, warrants, ETFs based on a large cap equity index and derivative instruments whose value is based on an underlying equity security or basket of equity securities. The Fund will invest primarily in common stocks of U.S. companies with market capitalizations in the range of companies in the S&P 500 Index (between $XX.X billion and $XX.X billion as of August 31, 2009). The Fund may also engage in short sales and derivative strategies, each as described below.

The Fund seeks to exceed the total return of the S&P 500 Index, with a similar level of volatility, by investing primarily in a portfolio of common stocks included in the S&P 500 Index, as well as other equity investments and derivative instruments whose value is derived from the performance of the S&P 500 Index. The Fund uses a multi-manager approach, relying on Sub-Advisers with differing investment philosophies to manage portions of the Fund’s portfolio under the general supervision of SIMC.  The Fund may employ Sub-Advisers that use a variety of different methods to seek to outperform the Fund’s benchmark, including purchasing stocks with strong anticipated future earnings growth, selecting stocks that the Sub-Adviser believes are undervalued, capturing returns from natural market volatility and employing strategies that rotate among various market sectors. The Fund may also utilize one or more additional Sub-Advisers who manage the Fund in a complementary style with the objective to seek to add value over the S&P 500 Index while maintaining a level of volatility similar to the S&P 500 Index.

The Sub-Advisers may use derivative instruments or other techniques or instruments (e.g., simultaneously taking long and short positions on similar stock securities, long-only or short-only positions) to hedge the Fund against various risks and other factors that affect the portfolio’s volatility. The Sub-Advisers may also use these instruments and techniques for non-hedging purposes. The Sub-Advisers may engage in short sales in an amount up to 30% of the Fund’s value (measured at the time of investment). When a Sub-Adviser sells securities short they may use the proceeds from the sales to purchase long positions in additional equity securities.

SHORT SALES—Short sales may be used by a Fund as part of its overall portfolio management strategies or to offset (hedge) a potential decline in the value of a security. A Fund may engage in short sales that are either “against the box” or “uncovered.” A short sale is “against the box” if, at all times during which the short position is open, the Fund owns at least an equal amount of the securities or securities convertible into, or exchangeable without further consideration for, securities of the same issue as the securities that are sold short. A short sale against the box is a taxable transaction to the Fund with respect to the securities that are sold short. Uncovered short sales are transactions under which the Fund sells a security it does not own. To complete such a transaction, the Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing the security at the market price at the time of the replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay the lender amounts equal to any dividends or interest that accrue during the period of the loan. To borrow the security, the Fund also may be required to pay a premium, which would increase the cost of the security sold. The proceeds of the short sale may be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out.

Until the Fund closes its short position or replaces the borrowed security, the Fund will: (a) maintain a segregated account containing cash or liquid securities at such a level that (i) the amount deposited in the account plus the amount deposited with the broker as collateral will equal the current value of the security sold short, and (ii) the amount deposited in the segregated account plus the amount deposited with the broker as collateral will not be less than the market value of the security at the time the security was sold short; or (b) otherwise “cover” the Fund’s short position as required by the 1940 Act.

The Large Cap Diversified Alpha, Strategic U.S. Large Cap Equity and U.S. Managed Volatility Funds may engage in short sales in an amount up to 30% of the Fund’s value (measured at the time of investment), and the Large Cap Disciplined Equity and Large Cap Funds may engage in short sales in an amount up to 20% of the Fund’s value (measured at the time of the investment) in an attempt to capitalize on equity securities that they believe will underperform the market or their peers. When the Large Cap Disciplined Equity, Large Cap Diversified Alpha, Large Cap, Strategic U.S. Large Cap Equity and U.S. Managed Volatility Funds sell securities short, they may use the proceeds from the sales to purchase long positions in additional equity securities that they believe will outperform the market or their peers. This strategy may effectively result in the Large Cap Disciplined Equity, Large Cap Diversified Alpha, Large Cap, Strategic U.S. Large Cap Equity and U.S. Managed Volatility Funds having a leveraged investment portfolio, which results in greater potential for loss. Leverage can amplify the effects of market volatility on the Funds’ share price and make the Funds’ returns more volatile. This is because leverage tends to exaggerate the effect of any increase or decrease in the value of the Funds’ portfolio securities. The use of leverage may also cause the Large Cap Disciplined Equity, Large Cap Diversified Alpha, Large Cap, Strategic U.S. Large Cap Equity and U.S. Managed Volatility Funds to liquidate portfolio positions when it would not be advantageous to do so or in order to satisfy its obligations.

Appendix B

[Prospectus]

STRATEGIC U.S. LARGE CAP EQUITY FUND

Fund Summary

Investment Goal:	Capital appreciation

Share Price Volatility:	Medium to high

Principal Investment Strategy:	Utilizing multiple sub-advisers, the Fund invests in common stocks and other equity securities

Investment Strategy

Under normal circumstances, the Strategic U.S. Large Cap Equity Fund will invest at least 80% of its net assets in equity securities of large U.S. companies. These securities may include common stocks, preferred stocks, warrants, ETFs based on a large cap equity index and derivative instruments whose value is based on an underlying equity security or basket of equity securities. The Fund will invest primarily in common stocks of U.S. companies with market capitalizations in the range of companies in the S&P 500 Index (between $XX.X billion and $XX.X billion as of August 31, 2009). The Fund may also engage in short sales and derivative strategies, each as described below.

The Fund seeks to exceed the total return of the S&P 500 Index, with a similar level of volatility, by investing primarily in a portfolio of common stocks included in the S&P 500 Index, as well as other equity investments and derivative instruments whose value is derived from the performance of the S&P 500 Index. The Fund uses a multi-manager approach, relying on Sub-Advisers with differing investment philosophies to manage portions of the Fund’s portfolio under the general supervision of SIMC.  The Fund may employ Sub-Advisers that use a variety of different methods to seek to outperform the Fund’s benchmark, including purchasing stocks with strong anticipated future earnings growth, selecting stocks that the Sub-Adviser believes are undervalued, capturing returns from natural market volatility and employing strategies that rotate among various market sectors. The Fund may also utilize one or more additional Sub-Advisers who manage the Fund in a complementary style with the objective to seek to add value over the S&P 500 Index while maintaining a level of volatility similar to the S&P 500 Index.

The Sub-Advisers may use derivative instruments or other techniques or instruments (e.g., simultaneously taking long and short positions on similar stock securities, long-only or short-only positions) to hedge the Fund against various risks and other factors that affect the portfolio’s volatility. The Sub-Advisers may also use these instruments and techniques for non-hedging purposes. The Sub-Advisers may engage in short sales in an amount up to ~~20%~~ 30% of the Fund’s value (measured at the time of investment) ~~of the value of the portion of the Fund managed by that Sub-Adviser~~. When a Sub-Adviser sells securities short ~~it~~ they may use the proceeds from the sales to purchase long positions in additional equity securities.

~~Certain Sub-Advisers use portfolio strategies that are designed to correlate with a portfolio of large cap equity securities, but which are composed of derivative instruments backed by other types of securities.  These portfolio strategies are included in the Fund’s principal investment strategy described above. The Sub-Advisers purchase derivatives, generally using only a fraction of the assets that would be needed to purchase the equity securities directly, so that the remainder of the assets in a portfolio may be invested in other types of securities.  Therefore, a Sub-Adviser would seek to outperform a large cap benchmark by purchasing derivatives correlated to a broad large cap index, and investing the remaining assets in other types of securities to add excess return.  This portion of the Fund’s assets may be invested in a wide range of asset classes other than large cap equities.  Pursuant to a derivatives strategy, the Fund may invest in U.S. markets, corporate and government fixed income securities of different types and maturities, including mortgage-backed or other asset-backed securities, securities rated below the~~

~~fourth highest rating category by an NRSRO (junk bonds), and repurchase or reverse repurchase agreements.  The amount of the Fund’s portfolio that may be allocated to derivative strategies is expected to vary over time.~~

What Are the Risks of Investing in the Fund?

Because it purchases equity securities, the Fund is subject to the risk that stock prices will fall over short or extended periods of time.  Historically, the equity markets have moved in cycles, and the value of the Fund’s securities may fluctuate drastically from day to day.  Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments.  The prices of securities issued by such companies may suffer a decline in response.  These factors contribute to price volatility, which is the principal risk of investing in the Fund.

Derivatives are instruments that derive their value from an underlying security, financial asset or an index.  Examples of derivative instruments include futures contracts, options, forward contracts and swaps.  The primary risk of derivative instruments is that changes in the market value of securities held by the Fund, and of the derivative instruments relating to those securities, may not be proportionate.  There may not be a liquid market for the Fund to sell a derivative instrument, which could result in difficulty in closing the position~~. Moreover~~, and  certain derivative instruments can magnify the extent of losses incurred due to changes in the market value of the securities to which they relate.  ~~Some~~ In addition, some derivative instruments are subject to counterparty risk. ~~A default by~~ If the counterparty defaults on its ~~payments~~ payment obligations to the Fund, the default will cause the value of your investment in the Fund to decrease.

~~For derivative strategies, the assets backing the derivatives will generally be entirely different from the Fund’s primary investments (i.e., equity securities and derivatives based on the Fund’s benchmark index).  For example, the Sub-Advisers may use various fixed income securities, including high yield (junk bond) fixed income securities, currencies, derivatives and other equity securities in order to seek to enhance the Fund’s returns over the returns of the Fund’s benchmark.  These strategies expose the Fund to the risk that its portfolio may not properly track the performance of the Fund’s benchmark index.  They also expose the Fund to the risks of investing in asset classes that are different from the benchmark index (i.e., large cap equity securities), and the Fund would underperform its benchmark index to the extent that the Fund’s investments in other asset classes decline in value.~~

~~The prices of the Fund’s fixed income securities respond to economic developments, particularly interest rate changes, as well as to perceptions about the creditworthiness of individual issuers, including governments and their agencies.  Generally, the Fund’s fixed income securities will decrease in value if interest rates rise and vice versa, and the volatility of lower-rated securities is even greater than that of higher-rated securities.  Also, longer-term securities are generally more volatile, so the duration or interest rate sensitivity of these securities affects risk.~~

~~Corporate fixed income securities are fixed income securities issued by public and private businesses.  Corporate fixed income securities respond to economic developments, especially changes in interest rates, as well as perceptions of the creditworthiness and business prospects of individual issuers.  Corporate fixed income securities are subject to the risk that the issuer may not be able to pay interest or, ultimately, to repay principal upon maturity.  Interruptions or delays of these payments could adversely affect the market value of the security.  In addition, due to a lack of uniformly available information about issuers or differences in the issuers’ sensitivity to changing economic conditions, it may be difficult to measure the credit risk of corporate securities.~~

ETFs are investment companies whose shares are bought and sold on a securities exchange. ETFs invest in a portfolio of securities designed to track a particular market segment or index. ETFs, like mutual funds, have expenses associated with their operation, including advisory fees. When the Fund invests in an ETF, in addition to directly bearing expenses associated with its own operations, it will bear a pro rata portion of the ETF’s expenses. ~~Such ETF’s expenses may make owning shares of the ETF more costly than owning the underlying securities directly.~~ The risks of owning shares of an ETF generally reflect the risks of owning the underlying securities the ETF is designed to track, although lack of liquidity in an ETF could result in its value being more volatile than the underlying portfolio of securities.  In addition, because of the ETF’s expenses, it may be more costly to own an ETF than to directly own the securities underlying the ETF.

Short sales are transactions in which the Fund sells a security it does not own. To complete a short sale, the Fund must borrow the security to deliver to the buyer. The Fund is then obligated to replace the borrowed security by purchasing the security at the market price at the time of replacement. This price may be more or less than the price at which the security was sold by the Fund and the Fund will incur a loss if the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security. The Fund’s investment strategy of reinvesting proceeds received from selling securities short may effectively create leverage, which can amplify the effects of market volatility on the Fund’s share price and make the Fund’s returns more volatile. This is because leverage tends to exaggerate the effect of any increase or decrease in the value of the Fund’s portfolio securities. The use of leverage may also cause the Fund to liquidate portfolio positions when it would not be advantageous to do so in order to satisfy its obligations.

Due to its investment strategy, the Fund may buy and sell securities frequently.  This may result in higher transaction costs and additional capital gains tax liabilities.

The Fund is also subject to the risk that large capitalization securities may underperform other segments of the equity markets or the equity markets as a whole.

~~Fixed income securities rated below the fourth highest rating category by an NRSRO (junk bonds) involve greater risks of default or downgrade and are more volatile than investment grade securities.  Below investment grade securities involve greater risk of price declines than investment grade securities due to actual or perceived changes in an issuer’s creditworthiness.  In addition, issuers of below investment grade securities may be more susceptible than other issuers to economic downturns.  Such securities are subject to the risk that the issuer may not be able to pay interest or dividends and ultimately to repay principal upon maturity.  Discontinuation of these payments could substantially adversely affect market value of the security.~~

[Statement of Additional Information]

STRATEGIC U.S. LARGE CAP EQUITY FUND—The Strategic U.S. Large Cap Equity Fund seeks to provide capital appreciation.

Under normal circumstances, the Strategic U.S. Large Cap Equity Fund will invest at least 80% of its net assets in equity securities of large U.S. companies. These securities may include common stocks, preferred stocks, warrants, ETFs based on a large cap equity index and derivative instruments whose value is based on an underlying equity security or basket of equity securities. The Fund will invest primarily in common stocks of U.S. companies with market capitalizations in the range of companies in the S&P 500 Index (between $XX.X billion and $XX.X billion as of August 31, 2009). The Fund may also engage in short sales and derivative strategies, each as described below.

The Fund seeks to exceed the total return of the S&P 500 Index, with a similar level of volatility, by investing primarily in a portfolio of common stocks included in the S&P 500 Index, as well as other equity investments and derivative instruments whose value is derived from the performance of the S&P 500 Index. The Fund uses a multi-manager approach, relying on Sub-Advisers with differing investment philosophies to manage portions of the Fund[~~‘~~]’s portfolio under the general supervision of SIMC.  The Fund may employ Sub-Advisers that use a variety of different methods to seek to outperform the Fund’s benchmark, including purchasing stocks with strong anticipated future earnings growth, selecting stocks that the Sub-Adviser believes are undervalued, capturing returns from natural market volatility and employing strategies that rotate among various market sectors. The Fund may also utilize one or more additional Sub-Advisers who manage the Fund in a complementary style with the objective to seek to add value over the S&P 500 Index while maintaining a level of volatility similar to the S&P 500 Index.

The Sub-Advisers may use derivative instruments or other techniques or instruments (e.g., simultaneously taking long and short positions on similar stock securities, long-only or short-only positions) to hedge the Fund against various risks and other factors that affect the portfolio[~~‘~~]’s volatility. The Sub-Advisers may also use these instruments and techniques for non-hedging purposes. The Sub-Advisers may engage in short sales in an amount up to ~~20%~~ 30% of the Fund’s value (measured at the time of investment) ~~of the value of the portion of the Fund managed by that Sub-Adviser~~. When a Sub-Adviser sells securities short ~~it~~ they may use the proceeds from the sales to purchase long positions in additional equity securities.

~~Certain Sub-Advisers use portfolio strategies that are designed to correlate with a portfolio of large cap equity securities, but which are composed of derivative instruments backed by other types of securities. These portfolio strategies are included in the Fund’s principal investment strategy described above. The Sub-Advisers purchase derivatives, generally using only a fraction of the assets that would be needed to purchase the equity securities directly, so that the remainder of the assets in a portfolio may be invested in other types of securities. Therefore, a Sub-Adviser would seek to outperform a large cap benchmark by purchasing derivatives correlated to a broad large cap index, and investing the remaining assets in other types of securities to add excess return. This portion of the Fund’s assets may be invested in a wide range of asset classes other than large cap equities. Pursuant to a derivatives strategy, the Fund may invest in U.S. markets, corporate and government fixed income securities of different types and maturities, including mortgage-backed or other asset-backed securities, securities rated below the fourth highest rating category by an NRSRO (junk bonds), and repurchase or reverse repurchase agreements. The amount of the Fund’s portfolio that may be allocated to derivative strategies is expected to vary over time.~~

SHORT SALES—Short sales may be used by a Fund as part of its overall portfolio management strategies or to offset (hedge) a potential decline in the value of a security. A Fund may engage in short sales that are either “against the box” or “uncovered.” A short sale is “against the box” if, at all times during which the short position is open, the Fund owns at least an equal amount of the securities or securities convertible into, or exchangeable without further consideration for, securities of the same issue as the securities that are sold short. A short sale against the box is a taxable transaction to the Fund with respect to the securities that are sold short. Uncovered short sales are transactions under which the Fund sells a security it does not own. To complete such a transaction, the Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing the security at the market price at the time of the replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay the lender amounts equal to any dividends or interest that accrue during the period of the loan. To borrow the security, the Fund also may be required to pay a premium, which would increase the cost of the security sold. The proceeds of the short sale may be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out.

Until the Fund closes its short position or replaces the borrowed security, the Fund will: (a) maintain a segregated account containing cash or liquid securities at such a level that (i) the amount deposited in the account plus the amount deposited with the broker as collateral will equal the current value of the security sold short, and (ii) the amount deposited in the segregated account plus the amount deposited with the broker as collateral will not be less than the market value of the security at the time the security was sold short; or (b) otherwise “cover” the Fund’s short position as required by the 1940 Act.

The Large Cap Diversified Alpha, Strategic U.S. Large Cap Equity and U.S. Managed Volatility Funds may engage in short sales in an amount up to 30% of the Fund’s value (measured at the time of investment), and the Large Cap Disciplined Equity~~,~~  and Large Cap ~~and Strategic U.S. Large Cap Equity~~ Funds may engage in short sales in an amount up to 20% of the Fund’s value (measured at the time of the investment) in an attempt to capitalize on equity securities that they believe will underperform the market or their peers. When the Large Cap Disciplined Equity, Large Cap Diversified Alpha, Large Cap, Strategic U.S. Large Cap Equity and U.S. Managed Volatility Funds sell securities short, they may use the proceeds from the sales to purchase long positions in additional equity securities that they believe will outperform the market or their peers. This strategy may effectively result in the Large Cap Disciplined Equity, Large Cap Diversified Alpha, Large Cap, Strategic U.S. Large Cap Equity and U.S. Managed Volatility Funds having a leveraged investment portfolio, which results in greater potential for loss. Leverage can amplify the effects of market volatility on the Funds’ share price and make the Funds’ returns more volatile. This is because leverage tends to exaggerate the effect of any increase or decrease in the value of the Funds’ portfolio securities. The use of leverage may also cause the Large Cap Disciplined Equity, Large Cap Diversified Alpha, Large Cap, Strategic U.S. Large Cap Equity and U.S. Managed Volatility Funds to liquidate portfolio positions when it would not be advantageous to do so or in order to satisfy its obligations.